NEWS RELEASE                                                                 October 26, 2006

CANETIC RESOURCES TRUST ANNOUNCES EXPECTED RELEASE DATE FOR THIRD QUARTER FINANCIAL RESULTS AND CONFERENCE CALL DETAILS

CALGARY, ALBERTA (CNE.UN – TSX; CNE – NYSE) – Canetic Resources Trust expects to release its third quarter financial and operating results on Wednesday, November 8, 2006 following the close of markets. Canetic will host a conference call to discuss the results on Thursday, November 9, 2006 at 8:00 a.m. MST (10:00 a.m. EST).

The call is open to analysts, investors and all interested parties.  To participate, call 416-695-5259 within the local Toronto area or 1-800-769-8320 toll free across North America. To ensure timely participation in the teleconference, callers are encouraged to dial in 10 to15 minutes prior to commencement of the call to register. A live audio webcast will be accessible on Canetic’s website at www.canetictrust.com. A telephone replay will be available through to November 30, 2006, by dialing 416-695-5275 (Toronto) or 1-888-509-0081 (toll-free) and entering passcode 634267#.

Canetic is one of Canada’s largest oil and gas royalty trusts.  Canetic trust units and debentures are listed on the Toronto Stock Exchange under the symbols CNE.UN, CNE.DB.A, CNE.DB.B, CNE.DB.C, CNE.DB.D, and CNE.DB.E and the trust units are listed on the New York Stock Exchange under the symbol CNE.  For further information, please see the website at www.canetictrust.com or contact Canetic investor relations by email at: Info@canetictrust.com or toll free telephone at 1-877-539-6300.

FOR FURTHER INFORMATION PLEASE CONTACT:

Investor Relations

(403) 539-6300
Toll Free – 1-877-539-6300

info@canetictrust.com

www.canetictrust.com

ADVISORY: Certain information regarding Canetic Resources Trust including management’s assessment exchange rates,  Canadian withholding taxes  and Canetic's distribution policy may constitute forward-looking statements under applicable securities law and necessarily involve risks, including, without limitation, risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions,  ability to access sufficient capital from internal and external sources; failure to obtain required regulatory approvals, changes in legislation, including but not limited to tax laws and environmental regulations.  As a consequence, actual results may differ materially from those anticipated in the forward-looking statements. Readers are cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Canetic’s operations or financial results are included in reports on file with applicable securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the EDGAR website (www.edgar.com) or at Canetic's website (www.canetictrust.com).